NEWS RELEASE                                      EXHIBIT 20.7

FOR IMMEDIATE RELEASE              CONTACT: Peter A.  Guglielmi
07/16/98                                    (630) 378- 6111


          TELLABS REPORTS RECORD SALES AND EARNINGS
          FOR SECOND QUARTER AND FIRST HALF OF 1998

     Gain on Stock Sale and Write-Off of Assets Affect Net Earnings

Lisle, Ill. -- Tellabs, Inc., announced Thursday record sales and earnings for the second quarter and the first half of 1998.

Sales for the second quarter ended July 3 were $387,719,000, up 32.5 percent over sales of $292,701,000 in the similar period of 1997. This marks the 28th consecutive quarter in which Tellabs' sales surpassed prior-year levels. Sales for the first six months of the year were $715,221,000, up 32.5 percent compared with sales of $539,824,000 a year earlier.

Net income for the second quarter was $119,042,000 compared with $58,761,000 a year earlier. Results for the second quarter of 1998 include a pre-tax gain of $73,374,000 on the sale of stock held as an investment and the settlement of hedge contracts on those shares as well as a pre-tax write-off of $24,793,000 on assets of the company's Wireless Systems Division that were determined to be impaired. Excluding the effect of the second-quarter gain and charge, earnings increased
46.8 percent over those recorded in the second quarter of last year.

Net income for the first six months of 1998 was $187,286,000 compared with $121,848,000 a year earlier (which included a pre-tax gain of $20,803,000 on the sale of stock held as an investment). Excluding the effect of the 1997 and 1998 gains on the sales of stock and the effect of the 1998 write-off, net income for the first half of 1998 was 43.1 percent greater than the level recorded in the first half of 1997.

Diluted earnings per share of common stock for the second quarter of 1998 were 63 cents (or 46 cents excluding the effect of the stock sale and write-off) compared with 32 cents for the second quarter of 1997. For the first six months of 1998, diluted earnings per share were $1.00 (83 cents excluding the effect of the stock sale and write-off) compared with 66 cents (59 cents excluding the effect of the 1997 stock sale) a year earlier.

"The second quarter followed a very familiar pattern," said Tellabs President and CEO Michael J. Birck. "Sales of the SONET-based TITAN (a registered trademark of Tellabs Operations, Inc.) 5500 system exceeded last year's second quarter levels by 51 percent, while MartisDXX (a trademark of Tellabs Oy) system sales increased 21 percent. Echo

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canceller sales were 23 percent below last year's robust second-quarter level. Anticipated softness, following the all-time record level of echo canceller sales experienced in the first quarter of this year, was heightened by less than expected sales outside the United States."

In February, Tellabs and Coherent Communications Systems Corporation announced a definitive merger agreement under which Tellabs will exchange 0.72 shares of its stock for each share of Coherent common stock. During the Hart-Scott-Rodino review, the Department of Justice requested additional information from both parties. Tellabs and Coherent have fully complied with this second request for information. Both companies remain fully committed to completing the merger.

In June, Tellabs and CIENA Corporation announced a definitive merger agreement under which Tellabs will exchange one share of its stock for each share of CIENA stock. Both companies expect this transaction to close during the third quarter.

Tellabs designs, manufactures, markets and services voice and data transport and network access systems. The company's products are used worldwide by the providers of communications services. Tellabs stock is listed on the NASDAQ stock market (TLAB).





























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                           TELLABS, INC.
                            RESULTS OF OPERATIONS
                 (Dollars in thousands, except per-share data)
                            (Unaudited)

                         Three Months Ended       Six Months Ended
                          07/03/98    06/27/97     07/03/98    06/27/97
                         ----------- -----------  ----------- ----------

Net Sales                  $387,719    $292,701     $715,221    $539,824
Cost of Goods Sold          138,885     111,445      259,104     206,865
                         ----------- -----------  ----------- ----------
Gross Profit                248,834     181,256      456,117     332,959

Operating Exp.
 Mktg. & G.A.                75,418      55,850      142,019     101,424
 Research & Dev.             47,919      37,532       91,225      70,768
 Asset Impairment            24,793         ---       24,793         ---
 Goodwill Amort.              1,374       1,517        2,850       3,023
                         ----------- -----------  ----------- ----------
Total Oper. Exp.            149,504      94,899      260,887     175,215

Oper. Profit                 99,330      86,357      195,230     157,744
Interest/Other-Net           77,029       3,537       82,231      26,875
                         ----------- -----------  ----------- ----------
Profit Before Tax           176,359      89,894      277,461     184,619

Income Taxes                 57,317      31,133       90,175      62,771
                         ----------- -----------  ----------- ----------
Net Profit                 $119,042     $58,761     $187,286    $121,848
                         =========== ===========  =========== ==========

Earnings per Share
   Basic                      $0.65       $0.33        $1.03       $0.68
                         =========== ===========  =========== ==========
   Diluted                    $0.63       $0.32        $1.00       $0.66
                         =========== ===========  =========== ==========
Average Number of Shares
of Common Stock Outstanding
   Basic                    182,390     180,749      182,132     180,437
   Diluted                  187,482     186,055      187,214     185,883










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                           TELLABS, INC.
                    CONDENSED CONSOLIDATED BALANCE SHEET
                       (Dollars in thousands)
                            (Unaudited)
                                        1998         1998        1997
                                      2nd Qtr.     1st Qtr.    Year End
Assets                               -----------  ----------- ----------
Current Assets
  Cash and investments                 $577,800     $600,486    $487,034
  Accounts receivable, less allowance   293,628      259,595     284,084
  Inventories                           100,223       94,467      89,614
  Other current assets                    4,538        1,376       2,202
                                     -----------  ----------- ----------
   Total Current Assets                 976,189      955,924     862,934

  Property, Plant, and Equipment        361,264      352,108     338,296
   Less accumulated depreciation       (138,057)    (134,170)   (128,967
                                     -----------  ----------- ----------
                                        223,207      217,938     209,329

  Goodwill                               52,361       58,482      61,453
  Other Assets                           44,222       54,373      49,663
                                     -----------  ----------- ----------
   Total Assets                      $1,295,979   $1,286,717  $1,183,379
                                     ===========  =========== ==========
Liabilities
Current Liabilities
  Accounts payable                      $57,185      $48,098     $50,422
  Accrued liabilities                    63,312      123,620     115,917
  Income taxes                           72,782       57,417      59,481
                                     -----------  ----------- ----------
   Total Current Liabilities            193,279      229,135     225,820

Long-Term Debt                            2,850        2,850       2,850
Other Long-Term Liabilities              17,544       15,494      14,870
Deferred Income Taxes                    10,186        6,188       6,730
                                     -----------  ----------- ----------
   Total Liabilities                    223,859      253,667     250,270

Stockholders' Equity
Common Stock, $.01 Par Value              1,825        1,822       1,816
Additional Paid-In Capital              153,421      147,684     130,378
Cumulative Translation Adjustment       (36,639)     (43,150)    (27,901
Unrealized Holding Gains
  on Securities                          33,401      125,624      95,990
Retained Earnings                       920,112      801,070     732,826
                                     -----------  ----------- ----------
   Total Stockholders' Equity         1,072,120    1,033,050     933,109
                                     -----------  ----------- ----------
   Total Liab. & Stockholders' Equity$1,295,979   $1,286,717  $1,183,379
                                     ===========  =========== ==========

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